Exhibit 99.2

Performance for Quarter ended June 30, 2017 Jatin Dalal Chief Financial Officer July 20, 2017 © 2017 Wipro wipro.com confidential 1

Financial summary for the quarter ended June 30, 2017 All figures based on IFRS Q1’18 (? crores) YoY Growth Gross Revenues 13,626 0.2% Profit After Tax (PAT) 2,077 1.2% IT Services Segment revenue grew 0.3% in constant currency- above the upper end of the guidance range. Due to cross-currency impact, IT Services Segment revenue on reported USD basis grew 0.9%. IT Services Margin for the quarter was at 16.8%. Continued to generate robust Operating Cash Flow at 142% of Net Income . Our Gross cash was at ?37,204 crores. Top Ten accounts accelerated momentum by growing 4.4% QoQ 1crore= 10million PAT refers to Profit for the period, attributable to equity holders of the Company © 2017 Wipro wipro.com confidential 2

Highlights for the quarter Localization Focus: Locals form over 50% of our U.S. workforce. Net Addition to Employee count in the quarter was 1,309. The number of customers in >50 buckets increased by two sequentially. We trained 15,000+ employees on digital skills. We now have 75,000+ employees trained on digital skills. Completed allotment of Bonus equity shares of ?2/- each in the ratio of 1:1 Board approved proposal for Buyback of ?11,000 crore at a buyback price of ?320. For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 10 Segment Profit refers to Segment Results 1 crores= 10 million © 2017 Wipro wipro.com confidential 3

IT Services—Revenue Dynamics for Quarter Ended June 30, 2017 Vertical Business units 1. Energy, Natural Resources & Utilities grew 3.2% sequentially on reported currency. 2. Financial Services grew 4.1% sequentially on reported currency. Geographies 1. India and Middle East business grew 6.7% sequentially on reported currency. 2. APAC and Other emerging markets grew 1.5% sequentially on reported currency Services 1. Digital grew 3.0% sequentially on a reported currency basis 2. Analytics grew 4.4% sequentially on a reported currency basis © 2017 Wipro wipro.com confidential 4

Looking ahead Looking ahead for the quarter ending September 30, 2017 Jul May Aug We expect the Revenue from our Apr Sep IT Services business to be in the range of 2017-18 $1,962 million to $2,001 million*. Oct Feb Jan Dec * Guidance is based on the following exchange rates: GBP/USD at 1.29, Euro/USD at 1.11, AUD/USD at 0.75, USD/INR at 64.46 and USD/CAD at 1.33. © 2017 Wipro wipro.com confidential 5

Supplemental Data Key Operating Metrics of IT Services © 2017 Wipro wipro.com confidential 6

Key Operating Metrics in IT Services for the Quarter ended June, 2017 Particulars Q1’18 Q4’17 Q1’17 Revenue Composition Communications 6.8% 6.9% 7.6% Finance Solutions 26.7% 26.0% 25.6% Manufacturing & Technology 22.5% 22.8% 22.5% Healthcare, Life Sciences & Services 14.8% 15.4% 15.3% Consumer 15.8% 15.8% 15.8% Energy, Natural Resources & Utilities 13.4% 13.1% 13.2% Geography Composition Americas 54.5% 54.9% 53.5% Europe 24.2% 24.4% 25.4% India & Middle East Business 10.4% 9.9% 10.4% APAC & Other Emerging Markets 10.9% 10.8% 10.7% People related Employee Count 166,790 165,481 158,272 © 2017 Wipro wipro.com confidential 7

Thank You Jatin Dalal Chief Financial Officer Jatin.Dalal@wipro.com © 2017 Wipro wipro.com confidential 8

Appendix © 2017 Wipro wipro.com confidential 9

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash WIPRO LIMITED AND SUBSIDIARIES (Amounts in ?crores) As of June 30, 2017 Computation of Gross cash position Cash and cash equivalents 5,432 Investments—Current 31,772 Total 37,204 Reconciliation of Free Cash Flow WIPRO LIMITED AND SUBSIDIARIES (Amounts in ?crores) Three months ended June 30, 2017 Profit for the period [A] 2,077 Computation of Free cash flow Net cash generated from operating activities 2,956 Add/(deduct) cash inflow/(outflow) on : Purchase of Property, plant and equipment (421) Payment for Business Acquisition (327) Proceeds from sale of Property, plant and equipment 66 Free cash flow [B] 2,274 Free cash flow as a percentage of Net income [B/A] 110% Reconciliation of Non-GAAP constant currency Revenue Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) Three months ended June 30, 2017 IT Services Revenue as per IFRS $1,971.7 Effect of Foreign currency exchange movement $ (12.1) Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,959.6 Three months ended June 30, 2017 IT Services Revenue as per IFRS $1,971.7 Effect of Foreign currency exchange movement $ 24.2 Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $1,995.9 © 2017 Wipro wipro.com confidential 10